Exhibit (k)(5)

SEG Partners Long/Short Equity Fund

Form of Amended and Restated Multiple Class Plan

This Amended and Restated Multiple Class Plan (the “Plan”) has been adopted by the board of trustees (the “Board of Trustees”) of SEG Partners Long/Short Equity Fund (the “Fund”) with respect to each class of shares of beneficial interest (“Shares”) of the Fund. The Plan has been adopted in compliance with Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Fund has established three classes of Shares known as Class I, Class A and Class B. Each class of Shares will have the same relative rights and privileges and be subject to the same fees and expenses except as set forth below. In addition, extraordinary expenses attributable to one or more classes shall be borne by such class(es). The Board of Trustees may determine in the future that other allocations of expenses or other services to be provided to a class of Shares are appropriate and amend the Plan accordingly without the approval of holders of Shares of any class.

Class I Shares

Shares of Class I (the “Class I Shares”) are sold at net asset value per Share and are sold subject to the minimum purchase requirements set forth in the Fund’s prospectus. Class I Shares are not subject to a distribution and/or service fee. Class I Shares shall be entitled to the distribution and shareholder services set forth from time to time in the Fund’s prospectus.

Class A Shares

Shares of Class A (the “Class A Shares”) are sold at net asset value per Share, subject to a sales charge of up to 2.00% of the subscription amount, and are sold subject to the minimum purchase requirements set forth in the Fund’s prospectus. Class A Shares of the Fund are subject to an annual distribution and/or service fee in accordance with the then-effective plan (the “Distribution and Service Plan”) adopted in accordance with Rule 12b-1 under the 1940 Act for Class A Shares. Holders of Class A Shares have exclusive voting rights, if any, with respect to the Fund’s Distribution and Service Plan adopted with respect to Class A Shares. Class A Shares shall be entitled to the distribution and shareholder services set forth from time to time in the Fund’s prospectus.

Class B Shares

Shares of Class B (the “Class B Shares”) are sold at net asset value per Share and are sold subject to the minimum purchase requirements set forth in the Fund’s prospectus. Class B Shares of the Fund are subject to an annual distribution and/or service fee in accordance with the then-effective plan (the “Distribution and Service Plan”) adopted in accordance with Rule 12b-1 under the 1940 Act for Class B Shares. Holders of Class B Shares have exclusive voting rights, if any, with respect to the Fund’s Distribution and Service Plan adopted with respect to Class B Shares. Class B Shares shall be entitled to the distribution and shareholder services set forth from time to time in the Fund’s prospectus.

Expense Allocation

Expenses that are treated as class expenses under the Plan will be borne by the Fund’s respective share classes. Fund expenses will be allocated to the respective share classes in a manner consistent with Rule 18f-3(c)(1)(iii) as now or hereafter in effect, subject to the oversight of the Board of Trustees.

Adopted:             January 8, 2025

Amended and Restated: [   ], 2026